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                          May 9, 2023

       Sterling Griffin
       Chief Executive Officer
       Harbor Custom Development, Inc.
       1201 Pacific Avenue, Suite 1200
       Tacoma, WA 98402

                                                        Re: Harbor Custom
Development, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 1, 2023
                                                            File No. 333-271550

       Dear Sterling Griffin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kibum
Park at 202-551-6836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Josephine Aranda, Esq.